UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
MERRIMAC INDUSTRIES, INC.
(Name of Subject Company (Issuer))
CRANE MERGER CO.
(Offeror)
a direct, wholly-owned subsidiary of
CRANE CO.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $.01 par value per share
Rights associated with Common Stock, if any
(Title of Class of Securities)
590262101
(CUSIP Number of Class of Securities)
Augustus I. duPont
Vice President, General Counsel and Secretary
100 First Stamford Place
Stamford, Connecticut 06902
Phone (203) 363-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Eric Simonson, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022-6030
(212) 536-3900
CALCULATION OF FILING FEE

Transaction Valuation (l)	Amount of Filing Fee (2)
$51,865,761	$3,699

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase (i) at a purchase price of $16.00 cash per share an aggregate of 2,997,456 outstanding shares of Common Stock of Merrimac Industries, Inc. (“Merrimac”), as of December 22, 2009, the most recent practicable date, as provided by Merrimac; (ii) the payment in cash of an amount equal to the product of (x) the excess, if any, of $16.00 over the exercise price or base price, as applicable, per share of Common Stock of Merrimac underlying each option to purchase Common Stock of Merrimac granted under any equity-based compensation plan of Merrimac that was outstanding as of December 22, 2009, as provided by Merrimac, multiplied by (y) the total number of shares of Common Stock subject to such option award; and (iii) the payment in cash of an amount equal to the product of (x) $16.00 multiplied by (y) 18,000 unvested restricted shares of Common Stock outstanding under any equity-based compensation plan of Merrimac as of December 22, 2009, as provided by Merrimac.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,699	Filing Party: Crane Co. and Crane Merger Co.
Form or Registration No.: Schedule TO-T	Date Filed: January 5, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURES
EX-99.A.5.D

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 5, 2010 by (i) Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), and (ii) Crane. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”), together with the Rights associated with the Shares if any are outstanding, at a purchase price of $16.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Crane.
Item 11. Additional Information.
     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by replacing “None.” with the following paragraph:
     “On January 8, 2010, a lawsuit related to the Offer and the Merger was filed in the Superior Court of the State of New Jersey, County of Essex, Hex Partners v. Carter et al. The action, brought by a purported stockholder of Merrimac, names Merrimac, each of Merrimac’s directors and Crane as defendants, and alleges, among other things, breaches of fiduciary duties by Merrimac’s directors, aided and abetted by Crane, that resulted in an unfair price of $16.00 per share and unjust enrichment of the directors. The complaint seeks certification as a class of all Merrimac stockholders, except the defendants and their affiliates, and unspecified damages and declaratory relief. On January 8, 2010, the plaintiff filed a proposed order to show cause seeking to expedite discovery in anticipation of a “forthcoming” post-discovery motion for a preliminary injunction to enjoin the defendants from consummating the Offer and the Merger. A copy of the complaint is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference. Merrimac was not served with the complaint in this lawsuit until January 12, 2010. Crane has not yet been served with the complaint in this action. Neither Crane nor Merrimac were provided with the January 8, 2010 motion until the evening of January 12, 2010. Crane intends to vigorously defend against the plaintiff’s claims, which it believes are without merit.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name
(a)(5)(D)	Complaint captioned Hex Partners v. Carter et al., filed on January 8, 2010, in the Superior Court of the State of New Jersey, County of Essex.

SIGNATURES
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

CRANE CO.
By:	/s/ Timothy J. MacCarrick
	Name:	Timothy J. MacCarrick
	Title:	Vice President, Finance and Chief Financial Officer

CRANE MERGER CO.
By:	/s/ Timothy J. MacCarrick
	Name:	Timothy J. MacCarrick
	Title:	Vice President

Date: January 13, 2010

Exhibit	Exhibit Name
(a)(5)(D)	Complaint captioned Hex Partners v. Carter et al., filed on January 8, 2010, in the Superior Court of the State of New Jersey, County of Essex.